Exhibit (a)(2)

LETTER FROM GSR ACQUISITION CORP. TO SHAREHOLDERS OF NATURAL

RESOURCES USA CORPORATION

Dear shareholder of Natural Resources USA Corporation (the “Company”):

On or about December 28, 2011, GSR Acquisition Corp. (“GSR Acquisition”) intends to take the Company private through a “short-form” merger (the “Merger”). The purposes of this letter and the Going-Private Transaction Statement that accompanies this letter are to (i) tell you more about the Merger, (ii) explain why we think that the $0.57 per share in cash, without interest, that you will receive in the Merger is fair consideration for your shares and (iii) inform you of your right to dissent under Utah law.

Neither you nor the Company’s Board of Directors is being asked, or is required, to approve the Merger. Immediately prior to the effective date of the Merger, which will be conducted pursuant to Utah law, GSR Acquisition will own over ninety percent (90%) of the total shares of the Company, which is a sufficient number of shares to enable GSR Acquisition to cause the Merger to occur. As a result of the Merger, which we anticipate will occur on or about December 28, 2011 or as soon thereafter as possible, you will receive $0.57 in cash, without interest, for each share of Company common stock that you own as of that date. You have a statutory right to dissent from the Merger and demand payment of the fair value of your common stock in accordance with Utah law, plus a fair rate of interest, if any, from the date of the consummation of the Merger. This value may be more than the $0.57 per share merger consideration. YOU ARE ENCOURAGED TO READ THE GOING-PRIVATE TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT THE $0.57 PER SHARE MERGER CONSIDERATION OR EXERCISING YOUR RIGHT TO DISSENT.

Shareholders of record on the record date will be mailed a letter of transmittal. Shareholders receiving such document should carefully read it. Detailed instructions for surrendering your stock certificates will be set forth in the letter of transmittal. Please do not submit your stock certificates before you have received this document.

After the Merger, the Company common stock will not be publicly traded. The Company will also take steps to terminate its obligations to file reports with the Securities and Exchange Commission. In addition, the Merger will have federal income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the Merger will affect you.

Sincerely,

GSR ACQUISITION CORP.

By:	/s/ Wayne Richardson
Name:	Wayne Richardson
Title:	Chief Executive Officer and President